Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Evercore ISI Inaugural TMT Conference (7 June 2021)

ZAHEED KAJANI: Good morning, this is Zaheed Kajani live from Menlo Park. We have today CFO of Grab, Peter Oey the CFO of Grab. Grab is the #1 superapp in Southeast Asia. A clear market leader in a number of sectors including mobility, food delivery and payments. As you know, Grab recently merged in a SPAC transaction to go public. With that I’ll hand it over to Peter to go over the presentation. For those of you who have questions, please submit them throughout the presentation and at the end of Peter’s presentation we will come back and go through a number of them.

PETER OEY: Great. Hey, good evening and good morning everyone here. Thank you everyone for making the time in joining me here today. Thank you Zaheed and thank you also to the Evercore team. I’d like to walk through a brief presentation and share some information about Grab, provide historical context, as well as walk through our financials to illustrate what we’ve been able to achieve in the last few years and to provide some context as to where the business is headed. So let me begin with our Four H principles slide.

We started Grab to offer consumers a convenient transportation option they could trust, at the same time while empowering drivers with tools to improve their productivity and income. The business has evolved tremendously over the last 9 years as we’ve expanded all across the Southeast Asia region and have become Southeast Asia’s leading superapp. Our mission is supported by our 4H principles—Heart, Hunger, Honor, Humility. These are the qualities we care about and they guide our decision-making, giving us a sense of what’s important and what’s right, as we work to outserve Southeast Asia.

In 2012 we launched the Grab business in Malaysia to offer taxi hailing services. Today, the business has grown significantly and with our diverse mobility service offerings, we have become consumers’ #1 choice for ride-hailing in each of our markets. In March 2018 we achieved a major milestone when we acquired Uber’s Southeast Asia operations. This acquisition proved our ability to outcompete a well-funded, sophisticated global player. The acquisition also laid the foundation for our Deliveries business regionally. We were totally new to the game and up against competitors who were entrenched in the business. But thanks to the strength of the Grab ecosystem, we were able to expand across all our 8 operating countries in just 2 years and became the #1 most loved food delivery player in Southeast Asia today.

We launched our financial services business starting with payments in 2017. Then in 2019, we expanded our offerings to include lending, insurance and wealth solutions. Last year Grab was awarded one of the first digital banking licenses in Singapore, the first of its kind to be granted by any regulators in Southeast Asia. Looking ahead, we have a number of new growth opportunities where we can leverage our strong consumer-facing business, as well as offer enterprise solutions to our merchants and business partners, through targeted advertising, localized map solutions, and localized fraud detection technology.

The key to a Superapp is the relevance of our services to our consumers’ everyday lives. From the time the consumer wakes up and orders breakfast, commutes to and from the workplace, all the way to the evening when the consumer pays bills or shops online. We focus on these everyday transactions like transportation, eating, shopping, and digital payments. It’s this laser-focus on daily habits that allows us to capture as many different touchpoints for wallet spend as possible. What makes us unique is that all of this is on 1 single platform, while most other companies bifurcate their services across multiple apps. In addition, our transactions are high frequency in nature which helps create habituation and trust.

Today, we’ve scaled beyond transportation into a whole array of everyday consumer services including deliveries and financial services. We’ve stitched all this into a seamless user experience for the consumer in one single superapp, that we localized for each of our 8 markets in Southeast Asia. We’re constantly localizing the consumer experience for every country because the specific services that drive the flywheel are different country-by-country. For instance, in Indonesia, pre-paid mobile top-ups called pulsa are very popular, so that’s one of the services you’ll see on the front screen in that country In Thailand and Cambodia, we offer 3-wheel tuk-tuk booking services because they’re a popular local mode of transportation.

We’re the leading superapp in Southeast Asia, and the regional leader in our 3 core segments of deliveries, mobility, and financial services. We’ve in approximately 428 cities in 8 countries with 25 million monthly transacting users. This is all enabled by our driver network of more than 5 million drivers, which is more than 2.5x the size of our next closest competitor, and more than 2 million merchants on our platform. In spite of the huge challenges caused by the COVID-19 pandemic, our business has now surpassed pre-COVID levels. Overall, we’re extremely blessed to have a resilient and diversified business. And in spite of the toll of the pandemic and the fall in demand of our Mobility business throughout 2020, we achieved a GMV of $12.5 billion and Adjusted net revenues of $1.6 billion, which more than tripled over a 2-year period compared to 2018.

With more than 70 million SMEs in Southeast Asia, and countless more unrecorded, there’s still tremendous room for growth. We aspire for Grab to play a role in empowering and uplifting even more everyday entrepreneurs across Southeast Asia. Are near term priorities are: Building the largest, lowest cost delivery and distribution network for anything you as a consumer might want—whether it’s services or products and reinventing mobile payments and financial services that will help further accelerate the growth of the digital economy in this region that is still significantly underbanked and underserved. This infrastructure will help enable us to expand into new products and services to enhance the Superapp experience.

From inception Grab’s focus has always been to make a positive social impact, believing in a double-bottom philosophy where the long-term sustainability of our business is intrinsically linked to the welfare of our communities and to the protection of our environment. We are laser-focused on 3 aspects when it comes to our double bottom-line. They are (1) ensuring driver and merchant welfare, (2) tackling the problem of climate change and (3) making Grab the safest and most trusted platform in Southeast Asia. We’re planning to release our 2021 social impact report in a few weeks time and we invite you to read through this report, which will be made available on the grab.com site. Within the report, we’ll discuss our ESG initiatives including how Grab intends to improve driver and merchant welfare, how Southeast Asia is vulnerable to climate change and how Grab intends to get us to a net zero carbon future, as well as our plans for how we’ll implement more electric vehicles over time and improve safety across the region.

Moving on to slide 11, on this slide I’ll walk through a few key highlights to provide context on the large and underpenetrated market that we operate in, our Superapp strategy and how we achieved category leadership—all based on a hyperlocal-first approach and powered by machine learning. We’re still at the very early stages of adoption. Southeast Asia is China 5 years ago. In Food delivery, there is tremendous penetration headroom to go.

COVID accelerated adoption across the board, but what’s so critical to understand is even when cities open back up, we’re seeing deliveries continue to stick and continue to grow. In Mobility, we’re still just scratching the surface.

We have a lot of dense cities, where public transportation infrastructure has limited reach, and where car ownership largely unaffordable. And lastly in financial services: Roughly 6 in every 10 consumers are either unbanked or underbanked and the vast majority of commerce continues to be done through cash. So we have this very unique opportunity in time to bypass traditional banking altogether.

We are the category leader across the three various segments we operate. The superapp strategy and the fact that we’re a platform serving a multitude of daily and high frequency use cases has been a core reason for this achievement, which we see in our market position as well as the growth and the scale we’ve been able to achieve in the figures on this page. The way we think about our business is that we’re a combination of Uber + Doordash + Ant Financial all in one app. In deliveries, we are the largest provider at scale—over $5.5 billion of GMV. Our growth has exceeded 200% per annum in a market that we expect to reach $21 billion by 2025. And importantly, we’re already segment EBITDA breakeven in 5 of our 6 core markets today. In mobility, this is a segment where we have made great strides in improving financial performance; we generate segment EBITDA margins of 11% of GMV or 55% of revenues as of last quarter. And there are real long-term structural reasons behind our margin profile. Importantly, we were segment EBITDA profitable throughout all of COVID. In financial services, we’ve scaled this business off the billions of transactions in our ecosystem, and we’ve now hit an important inflection point in the S-curve where 40% of GrabPay is now transacting outside of our platform; and we’ll continue to push that figure higher and higher every year.

Two key points to highlight on this page. First, we are the #1 category leader in all our key segments, and that includes food deliveries, ride hailing and financial services (in terms of digital wallet payments). We achieved leadership in online food deliveries and digital wallet payments after just 3 years of operations, and that’s a direct result of our superapp strategy. Second, we are a regional business. No single country contributes more than 35% of our Adjusted net revenues. And this is important because a regional strategy diversifies our market risk and creates resiliency. For example, some of our larger markets like Indonesia have been severely impacted by COVID, but despite that, total revenues as of the end of last year has exceeded our total pre-COVID revenues due to the recovery we’ve seen in other markets. All of this was all made possible by our diversified business.

Our superapp strategy is based on creating a flywheel by adding more daily services over time to grow consumer spend and engagement on our platform. And as consumer spend grows, the income opportunities for our merchant and driver partners also grow, and that pulls in even more merchants and drivers onto our platform. This then creates wider selection, better value, faster delivery times, and improves consumer experience and consumer loyalty. And behind every transaction is our financial services segment, which offers a specifically customized product through every step of this virtuous cycle to encourage greater spend and higher earnings.

There are clear benefits to life-time value when we drive engagement on our superapp. On the left-hand chart, more than half of our monthly transacting users now use 2 or more services from Grab, and that’s grown by 5x over the last 2 years; and we’re going to continue to focus on growing this specific segment of our consumers. Because this segment transacts more, their wallet spend naturally grows and their retention rates are inherently higher—up to 79% retention rates after 1-year on the right-hand chart. And this creates a positive impact to our life-time value, which we discuss on the next slide.

The super app strategy allows us to capture some very powerful GMV cohort dynamics—just 2 points on this page. First, going from left-to-right, our cohorts are consistently spending more on Grab each and every year. And that’s true even during COVID, which are the years boxed in green. Second, new cohorts are consistently ramping up their spend on Grab at a faster rate than older cohorts. Meaning the flywheel is spinning faster every year as we build out new services for our consumers.

On the next few slides we’ll go through our financial highlights on a consolidated view and by segment. Despite COVID we ended 2020 with roughly flat GMV. Our Deliveries and Financial Services segments cushioned the impact on our Mobility segment. Looking ahead we are projecting our GMV to grow by a CAGR of 40% from 2020 – 2023. Now where is this growth coming from. Mobility plays a key part of this growth and we expect Mobility to recover by the second half of 2022. If we exclude the resurgence of COVID cases in the few weeks, a great example of our mobility rebound from COVID is Singapore, where our Adjusted net revenue in the first several months of 2021 has already exceeded pre-COVID level highs on a comparable basis. This demonstrates we are able to resume our growth trajectory as our markets adapt to a new normal, and we’ll discuss this in more detail in the Mobility section. For Deliveries and Financial Services businesses we are sustaining the momentum we are seeing and experiencing. If we look at the right chart despite GMV being flat in 2019 to 2020 we actually grew Adjusted net revenue by 60% for the same period. And that’s driven by an increase in our take rate from 8% to 13% Looking ahead we are expecting continued rapid growth for Adjusted net revenues at a 42% CAGR from 2020 to 2023 We have taken a conservative approach and assumed in our projections that Adjusted net revenue remains flat as a percentage of GMV.

Our contribution margins improved greatly from 2019, and were positive in 2020 at 7% of Adjusted net revenue. We do expect our contribution margin to continue to grow over the next several years. On the right chart is our consolidated EBITDA profile. In Mobility, we have been segment EBITDA positive since 4Q 2019. In Deliveries, we are already segment EBITDA positive in 5 out of our 6 core markets. As we continue to scale with positive contribution margins, we expect to reach EBITDA breakeven in the latter part of 2022, and achieve positive EBITDA for 2023. Here is what is driving the long term profitability profile. First, optimization of our sales and marketing spend, driven by our ability to sustain growth in user engagement. Second, optimization of our fixed and headcount cost base, with increase in our scale across services. And, third, optimization of our cloud and other technology costs, as we innovate on our technology architecture. In addition, our business is capex-light, with a negative net working capital profile. This translates to a very strong free cash flow generative profile which ramps up as our EBITDA grows. Now turning to the financial highlights of our 3 key segments.

First, let me touch on Deliveries, which today makes up the majority of our revenues. While our Deliveries business is relatively young, it has grown at a 203% CAGR from 2018 to 2020. This underscores the relevance of our deliveries solution in our markets, and the acceleration of consumer adoption due to COVID. In terms of growth, we expect to grow at a 39% CAGR over the next 3 years. This is driven by sustained growth in food delivery, also the ramp up in our groceries delivery business, as well as growth in our parcel delivery business which has benefitted from the strong growth of e-commerce in Southeast Asia. As we demonstrate our ability to help merchants expand their businesses, we have also been able to expand our take rate. Adjusted net revenue as a percentage of GMV more than doubled from 6% in 2018 to 15% in 2020. We are taking a conservative approach, by forecasting take rates to remain stable over the next three years. We have delivered strong improvement in our segment EBITDA, and as I had mentioned earlier, we are already segment EBITDA positive in 5 out of our 6 core markets in Deliveries. We expect to breakeven on a segment EBITDA basis in 2022 and subsequently scale our margins to 15% of Adjusted net revenues by 2023. In May, we launched GrabSupermarket in Singapore as part of our strategic expansion of GrabMart, our everyday goods delivery offering that we plan to make available regionally. This followed the first launch of GrabSupermarket in Malaysia in December 2020. We’re excited to announce our first supermarket partnership with HAO and through this new service, we’re able to deliver a comprehensive supermarket selection of over 10,000 products with next-day delivery to our consumers.

Our Mobility segment experienced strong growth in 2019, but declined in 2020 due to COVID. However we see encouraging signs of recovery with several of our markets already approaching pre-COVID levels of activity. Our diversified presence provides our business strong resilience which is helping us to successfully navigate through peaks and valleys in COVID. We expect our Mobility segment to recover by the second half of 2022. Recent developments on the COVID vaccine and our commitment to the successful rollout across Southeast Asia provides us confidence in the recovery trajectory. As mentioned, Singapore is a great example where we had been seeing strong demand in Mobility (up until the last several weeks with new lockdowns that just went into effect) as we recover from COVID. We have begun our road to recovery from the pandemic despite certain segments of the Mobility business that are still largely missing due to travel restrictions, such as airport rides and tourism driven rides. This demonstrates we are able to resume our growth trajectory as our markets adapt to a new normal. Our Adjusted net revenue as a percentage of GMV continued to increase in 2020 despite the impact of COVID. We expect it to remain steady at around 20% between now and 2023. In terms of profitability Mobility became segment EBITDA positive in 4Q 2019 and we delivered strong financial performance in 2020 despite COVID. We are projecting to continue scaling profitability on a segment EBITDA basis for Mobility to a steady state of about 13% of GMV.

Let me now transition to our financial services segment. We have taken a massive amount of effort in building our financial services architecture, infrastructure and suite of licenses over the last several years, as you can see from this busy slide. We’ve also been working constantly with regulators to build trust. Today we have access to payment licenses in our core markets, insurance licenses in 6 countries, and lending licenses in 5 countries. We have also been selected for the award of a digital bank license in Singapore. This is a unique portfolio of licenses that we’ve worked hard at obtaining over the last few years, putting Grab in a great position as we build out our Financial Services in the near term. As of today, we have launched a range of solutions under the 4 major services—Payment & Rewards, Lending, Insurance and Wealth Management.

Looking at the numbers on the right, we delivered payments TPV of $8.9 billion in 2020, representing a 102% CAGR from 2018. Of this amount, $4.0 billion or approximately 40% of TPV was from off-Grab services. Going forward, we are projecting TPV growth of 29% CAGR through 2023. We expect off-Grab TPV to grow to be about roughly 60% of TPV by 2023, as we accelerate the growth of our off-Grab payments network. We project our Adjusted net revenue to grow at a 23% CAGR over the next 3 years. The majority of our Adjusted net revenue comes from payments today. However, as we expand our range of financial services, we expect the proportion represented by non-payments services to grow to 46% in 2023. We recently formed a new collaboration with Stripe and deepened our existing partnership to expand our GrabPay offerings, enabling more regional businesses to accept the GrabPay Wallet as a payment method. With this new collaboration, we’re now able to onboard more merchants, and provide our consumers with more places they can use GrabPay, including more e-commerce and online shopping options. In addition, our consumers will be able to access Stripe’s entire existing merchant base in Singapore and Malaysia, representing another milestone in our financial services journey. This also enables Stripe’s existing merchants to tap into Grab’s large and engaged user base as they continue to grow their businesses. Overall, we are very bullish on our Financial Services segment, and believe that there is substantial headroom for growth not yet fully reflected in these projections. For instance, in these projections, we are not including our digital bank in Singapore, which we believe is going to take some time to build up. And also as we continue to build the products to service the Singapore community.

I will conclude with this final side here of our key investment highlights. First, we are the category leader in a highly underpenetrated market with massive headroom for growth. We have created a tightly integrated set of assets – our technology infrastructure, our large ecosystem of use cases, and our broad network of consumers, drivers and merchant partners. With these and our hyperlocal approach, we have created a set of offerings that are important to the daily lives of millions of people across Southeast Asia. All these allow us to deliver higher growth and better margins. Stepping back though, we are at an inflection point today. And we are just getting started. We have proven that we’re able to build a resilient, sustainable and high growth business and can deliver a double bottom line—profits and social impact at the same time. I am confident that the team, the Grab team will continue to execute with a laser focus on our mission to drive Southeast Asia forward by creating economic empowerment for everyone. Thank you for listening for the last half hour and I hope that the things I’ve shared here resonates with the audience here. With that I’ll turn it over back to Zaheed.

ZAHEED KAJANI: Thank you so much Peter; really appreciate the presentation and it was quite, quite insightful. We have a number of questions and let me see if I can get a couple as we’re about to wrap up on time. The first one is, in the delivery service, how do you think about the break up between grocery delivery, parcel delivery, and food delivery and how do you see that opportunity evolving over time?

PETER OEY: The food delivery business still makes up close to about 90% of the top line today. There’s still a lot of opportunity in the grocery delivery business and parcel delivery business. Things are just getting started on that front.

ZAHEED KAJANI: On the mobility side, you mentioned safety. You know, that’s been an area around the world that’s been a priority. What are some of the things that Grab’s doing to really ensure the safety component for the consumer as well as the driver?

PETER OEY: With COVID we implemented a few very critical things. One is we are vaccinating our drivers. That’s number one priority for us. We have different initiatives where we’re spearheading with the different government agencies across all the countries we operate in today. Secondly, we have GrabProtect which is our four wheel vehicles and two wheels bikes also where we put in measures to make sure that the safety of our drivers and the safety of our passengers number one, whether it’s the shield we put behind the driver to protect the driver and the rider or whether it’s our four wheel drivers where we make sure our cars are constantly being constantly hygienic, to clean, to make sure safety comes first. And thirdly, is moving to cashless transactions. Making sure that all the transactions are pushed, there is no cash behind handed over to the driver. All these initiatives are very important to us. In addition to not just COVID, we also have our own native map in certain countries where we operate today. And that is important because certain roads are just not mapped by third party map operators. So we’re helping our drivers to make sure they are more efficient but also bring safety to the driver and the rider at the same time.

ZAHEED KAJANI: Great, well thank you, we’re out of time but thank you Peter so much for the presentation. Congratulations on all the success and to a brighter future. Thank you so much.

PETER OEY: Thank you Zaheed. Thank you Evercore, and thank you to the audience.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.